Filed by Ariba, Inc.

Filed pursuant to Rules 165 and 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

Subject Company: FreeMarkets, Inc.

Commission File No.: 000-27913

Postings made available on Ariba’s website

FORWARD LOOKING STATEMENTS

The following includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Ariba and FreeMarkets, including future financial and operating results, statements concerning Ariba’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such forward-looking statements are based on the current beliefs and expectations of Ariba’s and FreeMarkets’ management and are subject to various known and unknown risks and uncertainties. Ariba and FreeMarkets caution you that any forward-looking information provided by or on behalf of Ariba or FreeMarkets is not a guarantee of future performance.

Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, risks surrounding the closing of the merger, including the failure of Ariba and FreeMarkets stockholders to approve the merger; risks surrounding the integration of FreeMarkets’ business following the closing of the merger; the risk that any cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; general economic and market conditions, potential fluctuation in quarterly results, risks associated with selling to large enterprise customers, dependence on new products and rapid technological change. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Ariba’s and FreeMarkets’ Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Neither Ariba nor FreeMarkets undertakes any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

Ariba and FreeMarkets are combining strengths

to deliver ESM solutions to customers around the world.

>Learn more at http://www.ariba.com/announcement

>Read the Press Release

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Comprehensive Enterprise Spend Management

Together, Ariba and FreeMarkets provide a comprehensive range of software and services including Ariba’s enterprise spend management software and consulting and FreeMarkets’ global supply management services and content.

•	Rich category-specific capabilities

Spend Management savings are driven by deep category expertise—Ariba/FreeMarkets offer deeper capabilities and broader coverage.

•	Integrated services and software

Spend Management savings are accelerated by leveraging Ariba and FreeMarkets software, services and knowledge in an integrated fashion.

•	Complete closed-loop solutions

Sustainable Spend Management savings are driven by a closed-loop of “Find It, Get It, Keep It”. The combination Ariba and FreeMarkets means “Find More, Get More, Keep More”.

Disclaimer Text

FORWARD LOOKING STATEMENTS

This video includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Ariba and FreeMarkets and statements concerning Ariba’s business, operations and financial condition, plans, objectives, expectations and intentions. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Ariba cautions you that any forward-looking information provided by or on behalf of Ariba is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, risks surrounding the closing of the merger, the integration of FreeMarkets’ business following the closing of the merger, disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers, general economic and market conditions, potential fluctuation in quarterly results, risks associated with selling to large enterprise customers, dependence on new products and rapid technological change. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Ariba’s Securities and Exchange Commission (the “SEC”) filings. All such forward-looking statements are current only as of the date on which such statements were made. Ariba does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Ariba and FreeMarkets are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by Ariba and FreeMarkets with the SEC at the SEC’s Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained for free from Ariba and FreeMarkets.

In addition to the joint proxy statement/registration statement, Ariba and FreeMarkets file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Ariba or FreeMarkets at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ariba’s and FreeMarkets’ filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

The respective directors and executive officers of Ariba and FreeMarkets and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Ariba’s directors and executive officers is available in its proxy statement filed with the SEC by Ariba on May 15, 2003, and information regarding FreeMarkets’ directors and executive officers is available in its proxy statement filed with the SEC by FreeMarkets on April 17, 2003. These documents are available free of charge at the SEC’s Web site at http://www.sec.gov.

Bob Letter

Message from Bob Calderoni

President and CEO, Ariba, Inc.

I’d like to share some information about our recently-announced agreement to acquire FreeMarkets. I’m excited about this deal, and I want to tell you more about what this means for our customers, and what I think it means to the industry overall.

Of course, I should first note that the completion of the acquisition is subject to various customary closing conditions, including stockholder and regulatory approvals. We currently anticipate the closing of the acquisition to occur in the mid-to-late second quarter of this year.

Both companies are excited about the combination of Ariba and FreeMarkets. We all see this combination as a way to accelerate our customers’ ability to drive even more savings to their bottom line.

I think any customer out there who hears about ways to save more money will be excited as well. It’s no secret that many of the world’s leading companies have already turned to Ariba and to FreeMarkets to save money. I’m talking about names like ExxonMobil, Merrill Lynch, British Airways, Home Depot, Diagio, DuPont, United Technologies, Emerson Electric — the list goes on and on.

So how does this combination help our customers save even more money?

First, this acquisition immediately deepens our category-specific spend capabilities.

As procurement professionals know, significant spend savings happen category by category. And, savings are realized throughout the enterprise, not just in the procurement department. So you need breadth and depth to get at those savings opportunities. With this acquisition, we immediately broaden our range of deeply supported spend categories.

Next, we are bringing more savings to the table by enriching our integrated services and software offerings .

We find customers increasingly asking for an integrated services and software solution. They know this model is the key to quickly unlock the huge savings potential of spend management. With FreeMarkets’ deep sourcing expertise and quick-to-implement services, and Ariba’s rich complement of software and services, customers now have a significantly improved opportunity to achieve spend management success.

Finally, with this deal, we strengthen our ability to deliver a complete closed-loop spend management solution .

Large, sustainable spend savings come from linking all of the spend activities across an organization, from finding savings opportunities to getting better contracts and then making sure everyone in the organization is buying off those contracts to help drive results to the bottom line.

Now, as everyone knows, today’s competitive landscape drives the need to continually reduce spending and improve productivity. The question is: how? For many companies, the fat is gone but customers still demand savings. After you tackle the low-hanging fruit, where do you go? Sooner or later you get to a point where you need a breakthrough. That’s when many companies begin to look for innovative solutions to drive down spend – and this is the need that Ariba and FreeMarkets have been seeing from customers these past few years.

It isn’t just about transactions and reports;

it is about managing spend category-by-category in a closed loop way

It isn’t just about delivering software to dozens of back office procurement professionals;

it is about widely deployed solutions to tens of thousands of employees making spend decisions around the world every day.

It isn’t just about beating up suppliers to knock down costs;

it is about finding ways to use information more effectively at every stage of negotiation to take costs out of the supply chain.

Combining Ariba and FreeMarkets adds to each of our individual strengths and brings some efficiencies as well. It is all about delivering more savings to our customers.

I’ve seen first hand the strategic value of effective spend management. I’ve seen it in our customers, and I’ve seen it throughout my career in financial roles. I’ve seen what happens when you put a focus on building a core competency in spend management, and I’ve seen what happens when you don’t.

Most people agree that the promise of Spend Management is extremely compelling, and many companies have already started with tactical initiatives. However, for leading companies, we have seen the demand for moving up to the next level of spend management. These customers seek to move up from simple spend transactions and reporting in an ERP system to more strategic solutions that are pervasive across the enterprise. They seek to move up from one-size-fits all systems to realize the significant benefits of rich, category-specific Spend Management.

Most of all, they are moving up and away from their competitors by managing the bottom line with the same kind of strategic focus they give to the top line revenue. It is truly a new day out there, and you’re seeing CFOs and procurement getting more involved in the strategic goals of their companies.

Today, we believe that any large company considering ways to lower its costs must adopt a spend management strategy. Combined, Ariba and FreeMarkets will provide customers with broader and deeper options than any of the available alternatives, whether for a quick tactical sourcing or procurement issues, all the way up to a comprehensive spend management solution.

So in conclusion, the combination of Ariba and FreeMarkets means that customers now have a greatly improved choice when it comes to finding more savings, getting more savings, and keeping more savings. We are deepening our capabilities, broadening our coverage, and moving our customers up to the next level of spend management.

We’re still building this market one customer at a time, and now we’re helping our customers take spend management to the next level.

Thanks for your time.

Bob Calderoni President & CEO

Dave Letter text

Message from Dave McCormick

President and CEO, FreeMarkets, Inc.

In 1995, FreeMarkets set out on a lofty mission: to change the way the world’s largest companies conduct sourcing globally. Over the past nine years, we have steadily advanced our cause, introducing revolutionary technologies and services that have fundamentally altered the way companies buy goods and services, and generated billions in savings and bottom line improvements for our customers. Today, we made an important move to position ourselves for the next frontier, announcing an agreement to merge with Ariba.

This announcement is important for a number of reasons. First, we believe that it will have a very positive impact on FreeMarkets, its customers and employees. Second, by combining our strengths with those of Ariba, we can deliver a truly comprehensive set of solutions to our customers that enable them to achieve their most strategic goals.

Together with Ariba, we will offer a broad and deep range of software and services that leverage our global supply management expertise and Ariba’s enterprise spend management software and consulting capabilities to help companies enhance and accelerate the results they achieve. By joining forces, we will create a powerful team capable of providing companies not only with world-class technology, but deep category expertise and on the ground assistance around the globe. When the merger is complete, FreeMarkets and Ariba will together serve customers from offices throughout the United States, Europe and Asia.

In the interim, FreeMarkets will proceed with all committed product deliveries as planned. As the merger progresses, we will take the best features of both FreeMarkets’ and Ariba’s applications and merge them onto a single platform. We will also combine our service businesses, including market making and consulting, so that we can continue to help our customers address the broad range of supply management challenges that they face. We are committed to ensuring that this process is completely seamless to our customers.

In today’s global economy, companies must be diligent in their approach to sourcing and spend management in order to gain and maintain competitive advantage. They must identify technology-based solutions they can use to drive financial and operational improvements, and partners who can provide the services and category expertise necessary to maximize them.

By joining forces, FreeMarkets and Ariba can provide these solutions and bring the best in spend management to enterprises around the globe. We look forward to completing the transaction in the months ahead, and to working together to help companies reach the next frontier.

Sincerely yours,

David H. McCormick

President & CEO

Solutions Vision Text

Comprehensive Solutions for Enterprise Spend Management

Don’t wait to consider Ariba or FreeMarkets for ESM solutions. While both companies will operate independantly until the merger is complete, each offers solutions to help companies start saving money today. Choose the solution that best meets your needs, and start on the path to ESM with confidence.

More information on Ariba’s solutions

More information on FreeMarkets’ solutions

Announcement FAQ

Announcement

Ariba and FreeMarkets are announcing an agreement to merge. Below are answers to frequently asked questions on what this acquisition means to Ariba, FreeMarkets and Enterprise Spend Management.

•	What are Ariba and FreeMarkets announcing?

Ariba and FreeMarkets are announcing an agreement to merge. Both companies are leaders in their respective areas with highly complementary products and capabilities. The combination of these companies will accelerate our customer’s ability to drive ever more bottom-line savings. Click here to read press release

•	Why are Ariba and FreeMarkets making this move?

Acceleration of customer value and ability to drive savings. Over the last several years, Ariba and FreeMarkets have aggressively expanded their software and services footprint to meet the needs of customers who want to broadly manage their spend and supply management activities. The next logical step in serving these customers is to combine these offerings to provide companies with a truly comprehensive set of solutions which they can use to manage their entire spend and drive even greater bottom line savings.

•	What is the depth of expertise of the combined Ariba/FreeMarkets?

•	Customers — over half of the Fortune 100 companies and over 200 Sourcing customers.

•	Spend Under Management — Today, Ariba supports several billions of dollars of sourcing each quarter across every major spend category and industry, as does FreeMarkets with an average of $150 Million sourced per day with a combined total of around 25,000 sourcing events per year. In addition, Ariba procurement solutions manage transactions totaling over $30 Billion per quarter. Combined, the two companies source and enable procurement transactions worth over $40 Billion per quarter.

•	Spend Management Experts — together, there are well over 400 sourcing experts in customer facing positions, covering sourcing strategy, best practices, market-making and category-specific supply market knowledge, in addition to a cadre of experienced procurement strategy and implementation experts.

•	What are the synergies between Ariba and FreeMarkets?

Since inception, Ariba and FreeMarkets have been focusing on related customer needs, and have built different but complementary solutions — Ariba in a broad suite of enterprise spend management software and related services and FreeMarkets in services-based sourcing for global supply management. The obvious next step is to combine these product and service offerings to provide companies with a truly comprehensive set of solutions that they can use to manage their entire spend. And the ideal way to do this is to combine both companies and their respective strengths to create maximum value for customers.

•	What are some specific synergies?

•	Software and services — TThe most obvious synergy is in the natural combination of software and services. Vendors with a pure technology focus typically lack the critical insight to ensure a client can successfully deploy their tools, while most companies find that a pure-play services focus is not sustainable in the longer term. FreeMarkets’ deep category and sourcing service expertise are the ideal complement to the existing Ariba broad software and services delivery capabilities. By combining these strengths, we can provide sustainable value to customers, allowing them to generate a substantial ROI and achieve self-sufficiency in highly abbreviated timeframes.

•	Enterprise breadth and category-specific depth — Ariba software tools are typically very broadly deployed across organizations, while FreeMarkets’ hosted solutions typically reside within the supply management function. Joining the two aspects of ESM solutions delivery provides category-specific depth and supply-market knowledge along with the ability to deploy broadly, impacting spend decisions across the enterprise, both inside and outside the procurement organization.

•	What will be your market offering as combined companies?

The combined Ariba and FreeMarkets will be positioned to help customers with every step of their Spend Management transformation:

•	Quick start to complete solution — from a first step into sourcing or procurement through to enterprise-wide spend analysis, strategic sourcing, supplier enablement, contract and compliance management. By combining our offerings, we can effectively provide companies with a comprehensive range of software and services they can use to drive substantial bottom line savings and achieve their spend management goals.

•	Broad spend category coverage — Purchasing professionals know that all spend is not equal and cannot be effectively managed with a one-size-fits-all approach. Both Ariba and FreeMarkets have invested in software and services and their combined offering will allow management of a broad range of spend categories in the industry — from temporary labor to copper wire and computers to jet fuel. This broad range of category-specific capabilities will help customers bring even more of their spend under effective management and drive substantial savings to their bottom lines.

•	Closed loop process — In addition, by combining FreeMarkets’ sourcing and supply management solutions with the Ariba portfolio of software, we can help customers better manage their procurement process using a closed loop of information—ensuring that identified and sourced savings actually turn into realized savings. Spend analysis allows identification of sourcing opportunities. Strategic sourcing yields better contracts. Procurement compliance and settlement ensures contracts are used which yields more information and so on.

•	What will be the focus of the combined company – software or services?

The combined company will be a true solutions company — an organization that provides leading-edge software, services, and category-specific knowledge to help our customers accelerate their realization of value.

•	What is Enterprise Spend Management?

Enterprise Spend Management (ESM) is a category of software and service offerings designed to provide companies with the means to manage enterprise-wide spending within a closed-loop process. ESM incorporates various sub-categories of solutions, including, spend analysis, sourcing, procurement, contract management supplier enablement, and invoicing. To be effective in bringing a significant portion of corporate spend under management, ESM solutions must be able to operate beyond the boundaries of the traditional procurement department and impact spend decisions across the whole enterprise — embedding category-specific best practices and supply market knowledge into systems that support users on the frontlines of the business.

•	How many companies are doing Spend Management today?

Many customers have done something in Spend Management, many have done it with us, but others have tried mostly tactical point solutions or “transactions and reports” from their ERP vendor. We find customers today are looking to substantially upgrade their existing spend management capabilities in order to drive more significant savings — the type of solutions that will be offered by a combined Ariba and FreeMarkets.

•	How do ESM and GSM relate to each other?

Global Supply Management is a part of Enterprise Spend Management, focused primarily on sourcing and supply management strategies and activities. The combined company will focus on delivering software and services for Enterprise Spend Management.

•	Won’t it be tough to integrate Ariba and FreeMarkets?

While there will be changes, the complementary nature of the current solution offerings will make the task easier. Providing a high level of uninterrupted service is a high priority and it is expected that there will be little disruption in the customer-facing functions of the business.

•	Is this a “merger” or an “acquisition”?

This really is a decision to merge the operations of the two companies and combine their strengths in customer facing, development and support functions. It is only through a true merger of these functions that their natural synergies can be leveraged to accelerate customer value.

•	When will the deal be completed?

The transaction is currently expected to close during Calendar Q2 of 2004, subject to governmental review and customary closing conditions.

•	Will there be a new name for the combined company?

No — the “new” company will be Ariba.

•	Is the FreeMarkets executive team joining Ariba?

Yes, all the members of the FreeMarkets executive team currently plan to join Ariba.

•	What is happening to the executive management teams of the two companies?

Upon completion of the acquisition, Bob Calderoni will retain his roles as CEO and Chairman of the Board. FreeMarkets

President and CEO Dave McCormick will become President of Ariba, reporting to Calderoni.

•	Where will headquarters be located?

Ariba headquarters will remain in Sunnyvale, with significant operations in Pittsburgh.

•	Where can I learn more about Ariba and FreeMarkets?

Both companies have substantial information on their respective websites, and both also have annual user conferences:

•	Ariba LIVE2004 Phoenix, May 2nd—5th

•	FreeMarkets WorldSource, San Diego, April 5th—8th

Customers FAQ

Customers

Ariba and FreeMarkets have a common vision and extremely complementary markets and solutions. This merger will bring outstanding value to all Ariba and FreeMarkets customers.

Below are answers to frequently asked questions on what this acquisition means to both Ariba and FreeMarkets customers.

•	What are Ariba and FreeMarkets announcing?

Ariba and FreeMarkets are announcing an agreement to merge. Both companies are leaders in their respective areas with highly complementary products and capabilities. The combination of these companies will accelerate our customer’s ability to drive ever more bottom-line savings.

•	Why are Ariba and FreeMarkets making this move?

Acceleration of customer value and ability to drive savings. Over the last several years, Ariba and FreeMarkets have aggressively expanded their software and services footprint to meet the needs of customers who want to broadly manage their spend and supply management activities. The next logical step in serving these customers is to combine these offerings to provide companies with a truly comprehensive set of solutions which they can use to manage their entire spend and drive even greater bottom line savings.

•	How do customers benefit from this deal?

The combination of Ariba and FreeMarkets provides companies with a comprehensive and competitive offering including software, services and outsourcing capabilities and accelerates the ability of customers to drive even greater bottom-line savings Ariba customers will benefit from even richer category-specific market-making services and supply market knowledge, while FreeMarkets customers will benefit from many more growth options, both in sourcing and across the ESM spectrum allowing much greater returns from their initial investment.

•	How does this deal affect current customers?

It is a high priority that all customers should receive an ongoing high level of service and support through this transition period and beyond. There will be no changes to product support in the short term. In the longer term, customers will have even more technology and service options as we converge the technologies of both companies to offer the best of both on a common platform.

•	How can you help companies with existing investments in ERP systems?

Almost all our customers have an ERP system of some type and all have chosen to complement it with ESM in order to actively manage their spend, rather than simply record it. ESM systems can complement ERPs by providing broad, integrated functionality that can be deployed to help manage spend on a category-by-category basis from analyzing spend to reconciling invoices, along with market making and other advisory services that ensure deployment and spend management success.

•	What does this mean across the world?

Both Ariba and FreeMarkets are global companies with presence in North America, Europe and Asia. Specifically, Ariba has a substantial European operation, while FreeMarkets has a significant presence in both Europe and Asia with professional on the ground to support everything from sourcing to supplier research and development. This broad presence allows global support for global companies operating in global markets.

•	Do you anticipate becoming more of a services company?

The combined Ariba and FreeMarkets will offer both software and services as part of the ESM solutions it provides, as both are necessary for sustainable business improvement.

•	Will this deal impact any sourcing events currently underway?

No — There will be no operational impact to any scheduled sourcing events.

Solutions FAQ

Solutions

Combining feature-rich software applications with deep domain knowledge, the Ariba/FreeMarkets merger will be able to accelerate the ability of customers to drive cost savings and efficiencies across their business.

Below are answers to frequently asked questions on what this acquisition means to both Ariba and FreeMarkets solutions.

•	What is the long-term product strategy?

From a technology perspective our customers will get the best of both worlds. Over a period of time, the Ariba and FreeMarkets sourcing applications will merge, with no disruption to existing users. Hosted application users will of course be migrated as part of their hosting contract, while installed users will not experience any more than the normal migration effort. Both user bases will benefit from the new capabilities we will be able to quickly implement with the insight and experience brought by the other development group. We expect that our already popular applications will only grow and develop faster as a result of this deal.

•	What is the short term product strategy?

In the short term, all committed product deliveries will proceed as planned. The Ariba ‘Mars’ upgrade product set is still on schedule for a May delivery, and the FreeMarkets QS and ES upgrades are still scheduled for a CQ2’04.

•	Will FullSource market making services be available on Ariba technology?

Yes — FullSource market making services will be provided on Ariba technology once the deal has been completed.

•	Will Ariba and FreeMarkets market making and strategy services merge?

Yes — Once the deal has been completed the current Ariba and FreeMarkets services will merge to provide customers with access to the most comprehensive and robust offerings available in this area.

•	Will this impact the upcoming Ariba product releases in the next quarter?

The transaction is not expected to have any impact on the companies’ scheduled product releases for next quarter.

•	Will this impact the upcoming FreeMarkets product releases in the next quarter?

The transaction is not expected to have any impact on the companies’ scheduled product releases for next quarter.

Partners FAQ

Partners

Partners remain a critically important aspect of the vision of ensuring that all large companies adopt an overall Spend Management strategy.

Below are answers to frequently asked questions on what this acquisition means to both Ariba and FreeMarkets partners.

•	What are Ariba and FreeMarkets announcing?

Ariba and FreeMarkets are announcing an agreement to merge. Both companies are leaders in their respective areas with highly complementary products and capabilities. The combination of these companies will accelerate our customer’s ability to drive ever more bottom-line savings.

•	Why are Ariba and FreeMarkets making this move?

Acceleration of customer value and ability to drive savings. Over the last several years, Ariba and FreeMarkets have aggressively expanded their software and services footprint to meet the needs of customers who want to broadly manage their spend and supply management activities. The next logical step in serving these customers is to combine these offerings to provide companies with a truly comprehensive set of solutions which they can use to manage their entire spend and drive even greater bottom line savings.

•	How will this deal affect partner relationships?

The FreeMarkets sourcing services will add depth to the Ariba sourcing solution, but the overall focus will remain on ESM and category-specific services. Since the combined company will continue to focus on ESM, and not the broader corporate strategy and change management services typically offered by System Integrators, there is no reason for any major changes to existing partner relationships.

We believe that most large companies will invest in some form of Enterprise Spend Management solution, requiring both broad system integration and deep category-specific skills to help ensure their success. The services they need go well beyond strategic sourcing and extend into end-to-end spend management. Although the combined services capabilities of Ariba and FreeMarkets will be substantial, they can and should be extended and complemented by partner services in a number of potential areas. Within the ESM space, there are opportunities for our partners to build practices around process design, organization design, strategy development, implementation and integration, change management, supplier performance management, strategic sourcing, and business process outsourcing. All of these services are now, and will continue to be, the perfect complements to Ariba and FreeMarkets software solutions across the ESM spectrum.

Ultimately, partner relationships are forged at the account level and we believe that partner relationships will only be strengthened as we strive to bring the best possible solutions to our joint clients. Consequently, we will look to continue to build partnerships to work together on our shared accounts.

•	First Alliente, now FreeMarkets — is Ariba trying to become a services company?

No — Ariba is not trying to become a services company, but full-service ESM solutions provider, as required by customers. Ariba remains committed to partnering with high quality Systems Integrators to provide ESM solutions for their joint customers.

Press Kit

“This deal brings together two leading companies focused on providing customers with innovative ways to impact their bottom line. I am excited by what this means for our customers, our stockholders, and our employees. The complementary strengths of Ariba and Fleet will help accelerate this market and set the standard for spend management solutions for years to come.”

-	Robert M. Calderoni
President and CEO, Ariba

“By combining our unique domain knowledge and expertise in sourcing and supply management with Ariba’s strong spend management capabilities, we can provide companies with a truly comprehensive set of software and services that will enable them to drive greater savings and efficiencies across their operations.”

-	David H. McCormick
President and CEO, FreeMarkets

Corporate Information	Press/Analyst Contacts
Bio - Robert Calderoni (.pdf) Dave McCormick - Bio (.pdf) Dave McCormick - Photo (.jpg)	Kevin Brooks Corporate Communications Ariba, Inc. 650-390-4306 kbrooks@ariba.com

Ariba Corporate Fact Sheet (.pdf) FreeMarkets Corporate Fact Sheet (.pdf)	John Ederer Investor Relations Ariba, Inc. jederer@Ariba.com

Corporate Logos Ariba Logo (.wmf) Ariba Logo - Large (.gif) Ariba Logo - Small (.gif) FreeMarkets Logo (.bmp) FreeMarkets Logo (.jpg)	Karen Kovatch Corporate Communications FreeMarkets, Inc. 412-297-8767 kkovatch@FreeMarkets.com
Ariba Logo Color Guide: The Ariba corporate logo uses Pantone black and PMS 485 red.	Gary Doyle Investor Relations FreeMarkets, Inc. 412-297-8849 gdoyle@FreeMarkets.com

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Ariba and FreeMarkets are urged to read the various filings that have been filed and will be filed with the SEC, including the joint proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/registration statement (when it is available) and other documents filed by Ariba and FreeMarkets with the SEC at the SEC’s Web site at http://www.sec.gov. The joint proxy statement/registration statement and these other documents may also be obtained for free from Ariba and FreeMarkets.

In addition to the joint proxy statement/registration statement, Ariba and FreeMarkets file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Ariba or FreeMarkets at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ariba’s and FreeMarkets’ filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN SOLICITATION

The respective directors and executive officers of Ariba and FreeMarkets and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Ariba’s directors and executive officers is available in its proxy statement filed with the SEC by Ariba on May 15, 2003, and information regarding FreeMarkets’ directors and executive officers is available in its proxy statement filed with the SEC by FreeMarkets on April 17, 2003. These documents are available free of charge at the SEC’s Web site at http://www.sec.gov.